UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES. THE OFFER IS MADE IN THE EU/EEA SOLELY BY MEANS OF THE PROSPECTUS (AS DEFINED BELOW), AND IN THE UNITED STATES, THE U.S. PROSPECTUS/OFFER TO EXCHANGE (AS DEFINED BELOW). COPIES OF THE PROSPECTUS OR THE U.S. PROSPECTUS/OFFER TO EXCHANGE, AS APPLICABLE, MAY BE OBTAINED THROUGH THE WEBSITE OF CADELER AS SET FORTH ELSEWHERE IN THIS ANNOUNCEMENT. THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

REMINDER: The offer period for the share exchange offer by Cadeler plc to the shareholders of Cadeler A/S in connection with Cadeler’s redomiciliation from Denmark to the United Kingdom period expires today, 21 October 2026, at 5:00 PM Eastern Time / 11:00 PM CEST

Copenhagen, 21 October 2026 – Reference is made to the stock exchange announcement made by Cadeler A/S (“Cadeler”, and together with its consolidated subsidiaries, the “Cadeler Group”) on 21 September 2026, regarding the launch of the voluntary offer by Cadeler plc to all holders of shares in Cadeler, each with a nominal value of DKK 1.00 (the “Cadeler Shares”), including Cadeler Shares represented by American Depositary Shares (each representing four (4) Cadeler Shares) (“Cadeler ADSs”), to exchange each Cadeler Share for one (1) share in Cadeler plc each with a nominal value of USD 1.00 (the “Offer”) in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the “Redomiciliation”).

The Offer period is scheduled to expire today, 21 October 2026, at 5:00 PM Eastern Time / 11:00 PM CEST, subject to any extension. Cadeler plc may, in its sole, discretion extend the Offer period (one or more times) up to a total of 10 weeks from and including 22 September 2026. If the Offer period is extended up to a total of 10 weeks, the latest possible date for the expiry of the Offer period is 1 December 2026.

The Offer is subject to certain conditions, as further set out in the combined EU/EEA prospectus and offer document (the “Prospectus”) and the Registration Statement on Form F-4 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which includes an offering prospectus/offer to exchange (the “U.S. Prospectus/Offer to Exchange”), including (but not limited to) Cadeler shareholders having validly tendered Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) representing, together with any Cadeler Shares then owned by Cadeler plc, more than 90% of the total number and of the aggregate voting power of the outstanding Cadeler Shares.

Acceptance of the Offer

Cadeler Shareholders wishing to accept the Offer must correctly complete, sign and deliver an acceptance form (enclosed as appendix B to the Prospectus) to DNB Carnegie, part of DNB Bank ASA, acting as receiving agent in connection with the Offer, before the end of the Offer period today, 21 October 2026 at 11 PM CEST (or such time to which the Offer period may be extended).

The acceptance form may be submitted by e-mail to retail@dnb.no, or by post to DNB Carnegie, Registrars department, Dronning Eufemias gate 30, P.O. Box 1600 Sentrum, N-0021 Oslo, Norway. Norwegian private individuals with a BankID may also accept the Offer electronically through a link provided in the acceptance form. Cadeler shareholders who hold their Cadeler Shares through a broker, bank or other nominee must contact such nominee to accept the Offer on their behalf. DNB Carnegie, part of DNB Bank ASA, is acting as receiving agent in connection with the Offer to Cadeler’s shareholders.

The full terms and conditions of the Offer, including procedures for how to accept the Offer, are set out in the Prospectus and the U.S. Prospectus/Offer to Exchange. Holders of Cadeler ADSs wishing to tender in the Offer must do so prior to 5:00 PM Eastern Time on 21 October 2026 in accordance with the procedures set out in the U.S. Prospectus/Offer to Exchange and related letter of transmittal, and any amendments or supplements thereto. Computershare Inc. is acting as exchange agent and Georgeson LLC is acting as information agent for the Offer in the United States to Cadeler ADS holders.

For further information, reference is made to the Prospectus, which is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions, and the U.S. Prospectus/Offer to Exchange, which is available free of charge at the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Cadeler’s website at www.cadeler.com.

Contact information

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler plc

Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

Following the completion of the Offer, Cadeler plc will become the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries will be the same as the business carried out by Cadeler and its subsidiaries immediately prior to the Redomiciliation. All current members of the Cadeler Board will continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group will remain unchanged.

About Cadeler

Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Important Additional Information

This communication is not a prospectus as defined by the EU Prospectus Regulation or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive) but relates to the proposed Redomiciliation, to be effected by way of the Offer by Cadeler plc for all Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs).

Cadeler plc is offering to exchange for each Cadeler Share (including Cadeler Shares represented by Cadeler ADSs), validly tendered and not validly withdrawn in the Offer, one (1) ordinary Cadeler plc share with a nominal value of USD 1.00.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with the U.S. Securities and Exchange Commission (the “SEC”).

The Prospectus has been prepared by Cadeler plc as a combined EU/EEA prospectus and offer document in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange in accordance with Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the “EU Prospectus Regulation”) and Directive 2004/25/EC on takeover bids, as amended (the EU Takeover Directive), as implemented into Norwegian and Danish law. The Prospectus has been approved by the Financial Supervisory Authority of Norway and passported to Denmark.

Cadeler plc has filed a Registration Statement on Form F-4 which includes the U.S. Prospectus/Offer to Exchange with the SEC. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the Prospectus/Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable European/European Economic Area or UK, as appropriate, regulations or Section 10 of the U.S. Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Notice to investors and shareholders in the EU/EEA

The Prospectus as referred to in this announcement has been prepared on the basis that all offers of Cadeler plc shares to persons in any member state of the European Economic Area (the “EEA”) outside Norway and Denmark (a “Relevant Member State”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offer of Cadeler plc shares. Accordingly, any person making or intending to make any offer within the EEA of Cadeler plc shares which is the subject of the Offer contemplated in the Prospectus within any Relevant Member State should only do so in circumstances in which no obligation arises for Cadeler plc or the Receiving Agent (as defined in the Prospectus) to publish a prospectus pursuant to Article 1 of the EU Prospectus Regulation or a supplement prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. Neither Cadeler plc nor the Receiving Agent has authorised, nor do they authorise, the making of any offer of Cadeler plc shares through any financial intermediary, other than offers made by the Receiving Agent which constitute the final placement of Cadeler plc shares contemplated in the Prospectus.

Notice to Investors and shareholders in the United Kingdom

In the United Kingdom, offers of Cadeler plc shares pursuant to the Offer are only being made (i) to persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), or (iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom (i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Notice to investors and shareholders in Russia, Belarus or other sanctioned jurisdictions

Cadeler plc will not accept for exchange Cadeler Shares or Cadeler ADSs as described in the Prospectus and the U.S. Prospectus/Offer to Exchange tendered by any Russian or Belarusian national, any natural person residing in Russia or Belarus (except for EU, EEA or Swiss nationals and persons holding an EU, EEA or Swiss residence permit), any legal person, entity, or body established in Russia or Belarus (including EU branches of such legal persons, but excluding subsidiaries of Russian or Belarus legal entities organised or incorporated within the EU), or any natural or legal person where the issuance of securities to such person would result in a breach of any economic or financial sanctions, laws and/or regulations, trade embargoes, boycotts, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any of (i) the United States of America, including, but not limited to, the United States Treasury Department’s Office of Foreign Assets Control, (ii) the United Nations, (iii) the European Union and/or any member state thereof, (iv) the State Secretariat of

Economic Affairs of Switzerland, (v) the United Kingdom Government (including His Majesty’s Treasury and the Foreign, Commonwealth & Development Office), and (vi) any other applicable country or jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the proposed Redomiciliation and Offer, including statements regarding the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and by Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control. The foregoing is not exhaustive. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Cadeler Group will be those that the Cadeler Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Cadeler Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended 31 December 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer